Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

ISS RECOMMENDS CBOT STOCKHOLDERS VOTE FOR MERGER WITH CME

CHICAGO, June 27, 2007 – CBOT Holdings, Inc., holding company for the Chicago Board of Trade (CBOT®) (NYSE: BOT), one of the leading global derivatives exchanges, today announced that Institutional Shareholder Services (ISS) has recommended that CBOT stockholders vote FOR the merger agreement with the Chicago Mercantile Exchange Holdings Inc. (NYSE: CME) at the Special Stockholders Meeting scheduled for July 9, 2007.

In making its recommendation, ISS said the following:

“The functionality and scale of a derivative exchange’s clearing and electronic trading platform are critical components for successful integration…More important than scale, however, is functionality. In a merger with CME, integration risk is low because, among other things, CME and CBOT have already completed a common clearing link in 2003. This common clearing link also gives CBOT/CME a leg up in the amount of time it would take to complete the integration.”

The report concluded: “…if one is to compare ICE’s adjusted offer price with CME’s offer price, the difference between the two offers is marginal. CBOT shareholders have greater exposure to a reduced realized value in a transaction with ICE than with CME. This is reflective of the greater integration risk and less compelling strategic fit for ICE than for CME. We therefore believe that a combination of CME and CBOT presents a compelling opportunity for shareholders.” *

ISS is a leading independent U.S. proxy advisory firm and its voting analyses and recommendations are relied upon by hundreds of major institutional investment funds, mutual funds and fiduciaries throughout the country.

The Board of Directors of CBOT Holdings unanimously recommends that stockholders vote “FOR” the adoption of the agreement and plan of merger, and the Board of Directors of CBOT unanimously recommends that CBOT members vote “FOR” the matters related to the merger as described in the joint proxy statement/prospectus and the supplement.

*	Permission to use quotes neither sought nor received.

June 22, 2007

About the CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at http://www.cbot.com.

Forward-Looking Statements

Certain statements in this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue”. These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements. Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation. The factors that may affect our performance may be found in the joint proxy statement/prospectus, as supplemented, described below and the Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”). These filings can be obtained at the SEC’s website at www.sec.gov . We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, as supplemented, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus and the supplement thereto, as well as the other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the supplement thereto can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended

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